July 1, 2022

VIA EDGAR

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp. Preliminary Proxy Statement on Schedule 14A Filed June 6, 2022 File No. 814-01211

Dear Mr. Orlic:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on June 15, 2022, June 24, 2022, June 29, 2022 and June 30, 2022, relating to GECC’s Preliminary Proxy Statement on Schedule 14A filed on June 6, 2022 (the “Preliminary Proxy”).

Simultaneously herewith, GECC has filed a Definitive Proxy Statement (the “Definitive Proxy”).

Comments Received on June 15, 2022

1.          Please review and confirm the last sentence of the first paragraph of the stockholder letter related to stockholders of record and beneficial holders with a legal proxy being able to attend and participate in the annual meeting online, vote their shares electronically and submit their questions during the meeting. If necessary, clarify the disclosure.

RESPONSE: In response to the Staff’s comment, GECC has made the requested clarification in the Definitive Proxy.

2.          Please revise the sentence on page 11 regarding the process if a nominee should become unavailable to serve to track the requirements of Rule 14a-4(c)(5).

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

U.S. Securities and Exchange Commission
Division of Investment Management
July 1, 2022

3.          Please revise the sentence on page 11 regarding the election of the director nominee requiring the receipt of “FOR” votes constituting a plurality of all the votes cast to explain that, since the nominee is running unopposed, the nominee only needs one vote to be elected.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

4.          Given the proposed amendment to the investment management agreement, please disclose the current fees and pro-forma fees following the amendment. The disclosure should show the fees the adviser would have received currently and the fees the adviser would receive following the amendment.

RESPONSE: As disclosed in the Preliminary Proxy and the Definitive Proxy, Great Elm Capital Management, Inc. (“GECM”) waived all accrued and unpaid incentive fees pursuant to the Investment Management Agreement (the “IMA”) between GECC and GECM as of March 31, 2022. The amendment to the IMA (the “Amendment”) would reset the capital gain incentive fee and mandatory deferral periods in Sections 4.4 and 4.5, respectively, of the IMA to begin on April 1, 2022 (the first day after the waiver). Given that April 1, 2022 is the first day following the waiver of all accrued and unpaid incentive fees, the fees payable to GECM as of that date would be $0 both before and after the Amendment. The payment of any future fees will depend upon GECC’s future performance. In response to the Staff’s comment, GECC has added additional disclosure regarding these matters in the Definitive Proxy.

5.          Please disclose how GECC’s board of directors viewed the Amendment to be in the interest of stockholders.

RESPONSE: GECC’s Board of Directors (the “Board”) believes the Amendment is in the best interest of GECC and its stockholders because the Board believes that achievable incentive fees are an important inducement to enhance manager performance and the Amendment is fair and reasonable in relation to the services to be provided. In response to the Staff’s comment, GECC has added additional disclosure in the Definitive Proxy.

6.          On page 18, in the paragraph before “Capital Gains Incentive Fee,” please revise the lead in to the first sentence that reads “Under the Investment Management Agreement,” to read “Under the Amendment to the Investment Management Agreement.”

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

7.          Please add disclosure required by Item 22(c)(9) of Schedule 14A.

RESPONSE: As disclosed in the Preliminary Proxy and the Definitive Proxy, as of March 31, 2022, there was an accrued and unpaid aggregate incentive fee owed to GECM of approximately $4.9 million. The incentive fees had been deferred in accordance with the IMA and were waived by GECM as of March 31, 2022. As a result of the waiver, the amount of incentive fees that GECM would have received if the Amendment was in effect in prior periods would not have changed the fees payable during such periods. In response to the Staff’s comment, GECC has added additional disclosure in the Definitive Proxy.

U.S. Securities and Exchange Commission
Division of Investment Management
July 1, 2022

8.          Provide additional details on page 22 regarding the material factors and the conclusions with respect thereto that formed the basis for the Board’s approval of the IMA in addition to the factors listed.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

9.          The proxy should prominently state the practical effect of the reset on the capital gain incentive fee. It appears the fund has large losses that would impede the ability of the fund to achieve future capital gain incentive fees. However, the Amendment appears to allow the fund to eliminate such losses in calculating future incentives fees. Please revise to prominently and in plain English describe the amount and effect of eliminating these losses.

RESPONSE: As disclosed in the Preliminary Proxy and the Definitive Proxy, there were no capital gains incentive fee earned by GECM as calculated under the IMA for the years ended December 31, 2021, 2020 and 2019. The reset of the capital gain incentive fee and mandatory deferral periods in Sections 4.4 and 4.5, respectively, of the IMA to begin on April 1, 2022, which would eliminate losses prior to such date in calculating future incentive fees and potentially allow for future fees to be paid to the manager sooner than they might otherwise have been absent the amendment, dependent on GECC’s future performance. In response to the Staff’s comment, GECC has added additional disclosure in the Definitive Proxy.

Comments Received on June 24, 2022

10.          Please clarify in Proposal 3 itself and the corresponding proxy statement disclosure to state that the proposal is to eliminate $X million of losses in calculating future capital gains incentives fees, so that the advisor is more likely to receive incentive fee payments in the future. This appears to be the fundamental import of the reset. See Rule 14a-4(a)(3).

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

11.          Please add a Q&A about the losses being eliminated in the capital gains incentive fee calculation, and note that this could result in significantly higher incentive fees.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

12.          Please disclose in detail why the board felt that current incentive fees were no longer achievable. Also describe in detail why the board found that eliminating past losses from the calculation was “fair and reasonable.”

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

U.S. Securities and Exchange Commission
Division of Investment Management
July 1, 2022

13.          Please clarify for investors that the vote on this proposal will not affect the waiver of the $4.9 million in waived incentive fees.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

14.          “The changes contemplated by this Amendment could result in the Company paying Income Incentive Fees and Capital Gains Incentive Fees to GECM sooner than it may otherwise have been required to make such payments under the Existing Investment Management Agreement.” This statement makes it seem like the fee will be the same amount, only payable sooner. Please revise to indicate the changes contemplated could significantly increase the amount of capital gains incentive fees. Please bold this language.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

15.          “The Amendment would reset the Capital Gains Incentive Fee and mandatory deferral period for Income Incentive Fees under Sections 4.4 and 4.5, respectively, of the Existing Investment Management Agreement to begin on April 1, 2022, which would eliminate losses prior to such date in calculating future Capital Gains Incentive Fees and potentially allow for future Income Incentive Fees to be paid to GECM sooner than they might otherwise have been absent the Amendment.” Change “Income” to “Capital Gains” and address sooner point noted above in Comment 15.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

16.          Please disclose the amount of the losses being eliminated and the effect in bold. For example, if true, under the current agreement, because of past losses, this $200 million fund would need to achieve $X million in realized capital gains before the advisor would start to earn a capital gains incentive fee on any additional realized capital gains. Under the proposed agreement, the advisor would immediately be able to earn an incentive fee on realized gains, and previously losses would be disregarded.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

17.          Disclose the maximum additional incentive fee that could be earned as a result of this result of this reset.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

U.S. Securities and Exchange Commission
Division of Investment Management
July 1, 2022

18.          Please explain in plain English for investors the following: because of prior bad performance, under the current agreement the advisor is unlikely to earn any capital gain incentive fees until the fund realizes at least $X million in realized capital gains.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

19.          Under “Information Concerning the Investment Management Agreement”, please recast this disclosure wherever the language regarding the reset is used, please state the effect of such reset.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

Comments Received on June 29, 2022

20.          Please expand the disclosure regarding the factors that the board considered in arriving at the conclusion that presenting proposal 3 is fair and reasonable to shareholders as “among other factors” is not sufficient disclosure.

RESPONSE: Such considerations included the fact that a large portion of the historical losses that would be eliminated by the Amendment related to GECC’s legacy portfolio under prior executive and board leadership and do not reflect GECC’s current investment objectives, including GECC’s increased focus on its specialty finance platform. In March 2022, GECC refreshed its management team by replacing its chief executive officer and three directors and adding new members to its investment team. In light of these management changes and the modification of GECC’s investment strategy, which focuses on quality credits, more liquid income-generating securities and its specialty finance platform, the Board determined it was appropriate to eliminate $163.2 million in past losses and to reset the Capital Gains Incentive Fee calculation so as to best incentivize GECM to improve future performance, which would benefit shareholders. The Board also considered the fact that, although not contingent on subsequent shareholder approval of the Amendment, GECM had previously waived $4.9 million of accrued incentives fees under the Existing Investment Management Agreement in part due its poor performance under prior leadership. Additionally, the Board considered certain GECC and shareholder protections that are already included in the Existing Investment Management Agreement. Such protections include a mandatory deferral period (which is what made GECM’s $4.9 million of prior incentive fees accrue without payment in prior periods) and that no incentive fees are payable on payment-in-kind interest until GECC receives cash payment for settlement of such instruments. After weighing these factors, the Board, including the independent directors, unanimously approved the Amendment as being in the best interests of the Company and its stockholders. In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

U.S. Securities and Exchange Commission
Division of Investment Management
July 1, 2022

21.          The Staff is aware of other instances where similar advisory agreement amendments (and replacement advisory agreements) have been proposed to shareholders, but the board of directors ensured that protections were put in place so that the proposed amendments did not result in the advisor receiving fees that were disproportionate to the services being provided. Please advise what consideration the board of directors of Great Elm Capital Corp. gave to ensuring that protections of this type (caps, phased implementation, etc.) were included in this proposal.

RESPONSE: As noted in response to Question 20 above, the Board considered certain GECC and shareholder protections that are already included in the Existing Investment Management Agreement. Such protections include a mandatory deferral period and that no incentive fees are payable on payment-in-kind interest until GECC receives cash payment for settlement of such instruments. The Board did not elect to include additional protections (caps, phased implementation, etc.) in this proposal.

22.          Disclose that the total amount of losses is $163.2 million whenever the incentive fee reset mechanics in Proposal 3 are discussed.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

23.          Disclose the value of GECC’s investment assets as of March 31, 2022 in the Question 7 and on pages 16 and 21.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

Comments Received on June 30, 2022

24.          Prominently disclose whether there will be any changes to the existing investment management agreement if the amendment described in proposal 3 is not approved by shareholders.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

25.          In Question 7, disclose the aggregate amount of capital gains incentive fees that would be paid to GECM at the end of a 5 year period, assuming $163.2 million in realized gains over such period.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

26.          On page 24, please bold the language related to the topics considered by GECC’s board of directors before the board approved the amendment to the investment management agreement.

RESPONSE: In response to the Staff’s comment, GECC has made the requested revision in the Definitive Proxy.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Definitive Proxy, is responsive to the oral comment received from the Staff on June 15, 2022, June 24, 2022, June 29, 2022 and June 30, 2022.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:          Rory T. Hood
Jones Day